Exhibit 99.1

Mega Matrix Inc. Announces 2024 Year-End Financial Results

Singapore, March 28, 2025 (PR NEWSWIRE) -- Mega Matrix Inc. ("MPU" or the "Company") (NYSE American: MPU), today announced year-end financial results for its fiscal year 2024 ended December 31, 2024.

Financial Highlights

●	In 2024, the Company’s total annual revenue reached a record high of $36.2 million, primarily driven by approximately $31.6 million from membership and top-up streaming services, and approximately $3.7 million from online advertising services. The Asia-Pacific market accounted for about 44.89% of the total revenue, and the United States and Canada contributed about 37.11%.

●	As for profitability, the Company achieved a gross profit of about $21.0 million in 2024, resulting in a gross profit margin of 58.09%.

Operational Highlights

●	In 2024, the revenue from membership and top-up streaming services was approximately $31.6 million and user recharge reached approximately $33.4 million.

●	During 2024, the Company had 10.0 million total active users and 1.0 million total paying users. The average revenue per user (ARPU) was approximately $3.15 while the average revenue per paying user (ARPUU) was approximately $31.22. Period Active Users (PAU) from the United States and Canada accounted for approximately 20.5% of the PAU user base, and 36.5% were from the Asia-Pacific region, making theses the Company’s two largest user markets. The ARPU in the two regions were approximately $6.53 and $3.15, respectively.

●	As of March 31, 2025, FlexTV’s content library included approximately 560 short dramas, spanning over 2,400 titles in 15 languages. Among these, around 90 short dramas are self-produced, with half originally created in English.

●	As part of our global expansion effort in 2024, the Company established strategic cooperation with international partners. This includes a plan to start a joint venture with 9Yards to launch a $100 million investment fund focusing on short drama production and AI-driven projects, and a collaboration with Telkomsel, one of the largest cellular telecommunication carriers in Indonesia that provides mobile internet and phone services, to introduce and distribute FlexTV's short drama content to the Indonesian market through bundled telecom packages.

Management Commentary

Mr. Yucheng Hu, CEO of MPU, commented, “In 2024, FlexTV achieved remarkable growth across multiple fronts, delivering strong revenue performance and a significant increase in original content output, while maintaining steady user engagement that validates our strategic direction. Our thoughtfully produced short dramas, tailored for vertical viewing, will continue to resonate deeply with audiences and reinforce our growing presence in this area.

In 2025, we will continue to expand FlexTV’s content library, deepen partnerships, and enhance user engagement, driving sustained growth and innovation in the global short drama market, reaffirming our confidence in FlexTV’s potential to deliver value to both audiences and shareholders."

About Mega Matrix Inc.: Mega Matrix Inc. (NYSE American: MPU) is a holding company and operates FlexTV, a short-video streaming platform and producer of short dramas, through Yuder Pte, Ltd., an indirect wholly owned subsidiary of the Company. Mega Matrix Inc. is a Cayman Islands corporation headquartered in Singapore. For more information, please contact info@megamatrix.io or visit: http://www.megamatrix.io.

Key Metrics

The numbers for our key metrics, which include our period active users (PAU), period paying users (PPU), average membership and top-up streaming service revenue per active user (ARPU), and average membership and top-up streaming service revenue per paying user (ARPPU), are calculated using internal company data based on the activity of user accounts. We define an active user as a user who has downloaded and opened the FlexTV app at least once. We define a paying user as a user who has registered for a membership or has topped up, provided a method of payment, and is entitled to access FlexTV services (this membership or topping up does not include participation in free trials or other promotional offers extended by FlexTV to new users). We define ARPU as average membership and top-up streaming services revenue generated by each active user in one quarter. We define ARPPU as average membership and top-up streaming services revenue generated by each paying user in one quarter. We use these metrics to assess the growth and health of the overall business and believe that ARPU best reflects our ability to attract, retain, engage and monetize our users, and thereby drive revenue. While these numbers are based on what we believe to be reasonable estimates of our user base for the applicable period of measurement, there are inherent challenges in measuring usage of our products across large online and mobile populations around the world. In addition, we are continually seeking to improve our estimates of our user base, and such estimates may change due to improvements or changes in technology or our methodology.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements in this press release other than statements that are purely historical are forward looking statements. When used in this press release, the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose," and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees for future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company's control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate future acquisitions; ability to grow and expand our FlexTV business; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting the Company's profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic; the possibility that the Company may not succeed in developing its new lines of businesses due to, among other things, changes in the business environment, competition, changes in regulation, or other economic and policy factors; and the possibility that the Company’s new lines of business may be adversely affected by other economic, business, and/or competitive factors. The forward-looking statements in this press release and the Company's future results of operations are subject to additional risks and uncertainties set forth under the heading "Risk Factors" in documents filed by the Company with the Securities and Exchange Commission (“SEC”), including the Company's latest annual report on Form 20-F, filed with the SEC on March 28, 2025, and are based on information available to the Company on the date hereof. In addition, such risks and uncertainties include the Company's inability to predict or control bankruptcy proceedings and the uncertainties surrounding the ability to generate cash proceeds through the sale or other monetization of the Company's assets. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this press release.

Disclosure Channels

We announce material information about the Company and its services and for complying with our disclosure obligation under Regulation FD via the following social media channels:

X (f/k/a Twitter):	twitter.com/MegaMatrixMPU
Facebook:	facebook.com/megamatrixmpu facebook.com/flextvus
LinkedIn:	linkedin.com/company/megamatrixmpu
TikTok:	tiktok.com/@flextv_english
YouTube:	youtube.com/@FlexTV_English

The Company will also use its landing page on its corporate website (www.megamatrix.io) to host social media disclosures and/or links to/from such disclosures. The information we post through these social media channels may be deemed material. Accordingly, investors should monitor these social media channels in addition to following our website, press releases, SEC filings and public conference calls and webcasts. The social media channels that we intend to use as a means of disclosing the information described above may be updated from time to time as listed on our website.

For inquiries, please contact: Info@megamatrix.io